Western Copper and Gold Announces 2016 Results

VANCOUVER, BC -- (Marketwired - March 24, 2017) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) reports its financial results for the year ended December 31, 2016.

"Western is proud to have been able to weather the latest market downturn without share dilution," said Dr. Paul West-Sells, President and Chief Executive Officer. "With recent increases in gold and copper prices contributing to renewed optimism in the sector, we are well positioned to capitalize on the increasing interest for projects like Casino that will provide significant low-cost production in safe jurisdictions."

This news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2016, and the notes thereto, and management's discussion and analysis ("MD&A") for the year ended December 31, 2016. All figures in Canadian dollars ("$").

2016 HIGHLIGHTS

--  Dale Corman, previously Chief Executive Officer and Chairman, was appointed Executive Chairman in February 2016. Concurrently, the Company
    appointed Paul West-Sells, previously President and Chief Operating
    Officer, to the role of President and Chief Executive Officer. These changes were part of standard succession planning.

--  In August 2016, an Independent Engineering Review Panel engaged by
    Western to evaluate the current tailings management facility ("TMF")
    design, assess potential alternative storage technologies, and review the alternate locations study for the Casino Project's TMF confirmed that the design concept currently forming the basis of the Company's submission to the Yukon Environmental and Socio-economic Assessment
    Board ("YESAB") represents the best available technology for storing solid waste from the Casino Project. It also provided guidance and made recommendations to enhance the design of the TMF and to meet internationally accepted standards and good practices.

--  Western signed a Memorandum of Understanding with Ferus Natural Gas
    Fuels Inc. ("Ferus NGF") for liquefied natural gas (LNG) supply to the proposed Casino Project in September 2016. Ferus NGF plans to build and operate the LNG plant in the vicinity of Fort Nelson, British Columbia.
    The Fort Nelson area was strategically chosen to minimize the cost of transporting the LNG to the mines, contributing to supply reliability and strong project economics.

--  In November 2016, the Company completed an agreement with Cariboo Rose
    Resources Ltd. ("Cariboo Rose") (the "Purchase Agreement"). Pursuant to
    the Purchase Agreement, Cariboo Rose exercised its option to acquire the
    55 mineral claims known as the Casino B Claims, and received 500,000 common shares of Western. In return, Western acquired nine (9) of the
    Casino B Claims and has a right of first refusal on the other 46 Casino
    B Claims.

    The nine Casino B Claims acquired by Western as part of the Purchase
    Agreement increase its land position on the western edge of the Casino deposit. The new mineral claims underlie a portion of the proposed heap leach facility and will provide a buffer zone to the open pit described in the Casino Project feasibility study.

FINANCIAL RESULTS

For the year ended December 31, 2016, Western incurred a loss of $2.1 million ($0.02 per common share), which is comparable to the net loss of $2.1 million ($0.02 per common share) reported in the prior year.

The Company also incurred $2.3 million on advancing the Casino Project in 2016. This compares with expenditures of $3.8 million in 2015. Over the last few years, the majority of Western's activities and expenditures relating to the Casino Project have focused on permitting, engineering, and wages for the employees who manage those functions. Expenditures decreased significantly during the year ended December 31, 2016 because in 2015, Western incurred significant costs to complete the two supplemental reports submitted to the YESAB. Permitting activities were limited in 2016 as the Company awaited the ESE Statement Guidelines from YESAB for the first half of the year and spent the next few months planning its approach to meet these requirements in its updated project proposal. The Company also acquired certain Casino B claims in 2016.

Western ended the most recently completed financial year with $6.7 million in working capital, including $6.8 million in cash and short-term investments.

FILINGS

The Company filed its annual information form, audited consolidated financial statements and MD&A for the year ended December 31, 2016 with the appropriate Canadian regulatory bodies on March 23, 2017. These filings are available for viewing on SEDAR at www.sedar.com.

The Company also filed its annual report on Form 40-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2016 on March 23, 2017. Western's Form 40-F is available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The filings described above are available on the Company's website: www.westerncopperandgold.com. Western will also provide a copy of the filings to any shareholder, without charge, upon request. Requests may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier Copper-Gold mine in the Yukon Territory. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President & CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements tend to include words such as "will", "may", "could", "expects", "plans", "estimates", "intends", "anticipates", "believes", "targets", "forecasts", "schedules", "goals", "budgets", or similar terminology. Forward-looking statements herein include, but are not limited to, statements with respect to the Casino Project being Canada's premier copper-gold mine, Casino's potential costs and production, and future market interest in the Company. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western's current beliefs as well as various assumptions made by and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements are inherently subject to significant uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

For more information, please contact:

Chris Donaldson
Manager, Corporate Development and Investor Relations
604.638.2520
cdonaldson@westerncopperandgold.com